Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

19 April 2017

PRIMA BIOMED RECEIVES APPROVAL FOR THIRD

COHORT OF PHASE I MELANOMA TRIAL

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”) today announced that approval has been granted for the third cohort of its Phase I clinical trial for IMP321 in combination with KEYTRUDA® being conducted in Australia. The third cohort will recruit six patients with unresectable or metastatic melanoma.

Interim data results from the first patient cohort released in December 2016 indicate IMP321 at the 1mg dose level is safe and well tolerated. Out of the six patients in the first cohort (all with suboptimal response to KEYTRUDA® monotherapy) two patients had a partial or complete radiological tumour response according to immune related response criteria (irRC).

The positive safety profile was also confirmed in the second cohort dosed with 6 mg of IMP321. None of the 6 patients treated with KEYTRUDA® plus IMP321 at this higher dose level experienced any serious adverse reaction nor dose limiting toxicity. As a result, the independent Drug Safety Monitoring Board (DSMB) has granted approval for the third cohort, at the 30mg dose level, to commence with the first patient to be dosed in due course.

TACTI-mel (Two ACTive Immunotherapeutics in melanoma) is a multicentre, open label, Phase I study in which patients with unresectable or metastatic melanoma will be dosed with IMP321 in combination with the PD-1 checkpoint inhibitor pembrolizumab (KEYTRUDA®). The study will evaluate safety as the primary endpoint and anti-tumour activity and the immune response to the combination as secondary endpoints.

About IMP321

IMP321, a first-in-class Antigen Presenting Cell (APC) activator based on the immune checkpoint LAG-3, represents one of the first proposed active immunotherapy drugs in which the patient’s own immune system is harnessed to respond to tumour antigenic debris created by chemotherapy. As an APC activator IMP321 boosts the network of dendritic cells in the body that can respond to tumour antigens for a better anti-tumour CD8 T cell response.

About Prima BioMed

Prima BioMed is a globally active biotechnology company and a leader in the development of immunotherapeutic products. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses. IMP321 is currently in a Phase II clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by Prima’s large pharmaceutical partners. Prima is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Prima BioMed is listed on the Australian Securities Exchange and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australian Investors/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com